

Branch 18
811-01540

AIM FUNDS GROUP

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL
PROCESSING
RECEIVED
AUG 08 2005
WASH. D.C.
209
SECTION




05063590

August 2, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker
Frank S. Bayley
James T. Bunch
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Robert H. Graham
Gerald J. Lewis
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
Larry Soll
Mark H. Williamson

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of a **Letter in Support of the A I M Defendants' Motion to Dismiss** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker
Frank S. Bayley
James T. Bunch
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Robert H. Graham
Gerald J. Lewis
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
Larry Soll
Mark H. Williamson

S:\srr\Litigation\Hogan v AIM\Corr\L-080205SEC.doc
080205 (1) vtt

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth



Kirkpatrick & Lockhart Nicholson Graham LLP

2828 North Harwood Street
Suite 1800
Dallas, TX 75201-2139
214.939.4900
Fax 214.939.4949
www.klng.com

July 28, 2005


SEC MAIL PROCESSING
RECEIVED
AUG 08 2005
WASH, D.C.
209
SECTION

Paul E. Ridley
(214) 939-4905
pridley@klng.com

Honorable Judge Jorge A. Solis
United States District Court
Northern District of Texas
1100 Commerce Street, Room 1654
Dallas, Texas 75242

Re: Civil Action No. 3:05CV-73P; *Avo Hogan, and Julian W. Meadows vs. Bob R. Baker, et al.;* In the United States District Court for the Northern District of Texas, Dallas Division

Dear Judge Solis:

I represent and write on behalf of Defendants A I M Advisors, Inc., A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., Mark H. Williamson and Robert H. Graham in the above-referenced action.

I am writing this letter to provide the court with new authority relevant to our pending Motion to Dismiss filed on June 29, 2005. In this recent decision, *Jacobs vs. Bremner*, 2005 WL 1719307 (N.D. Ill. July 20, 2005), the federal court dismissed in its entirety a complaint raising claims substantially identical to the one at bar. I have enclosed a copy of the opinion for your convenience.

A copy of this letter is being provided to all counsel of record.

Respectfully submitted,

Paul E. Ridley

Paul E. Ridley

PER:mb
Enclosures

cc: Randall K. Pulliam, Esq. **Via Certified Mail/RRR**
Paul D. Flack, Esq. **Via Certified Mail/RRR**

DA-161360 v1 0303322-0100

Only the Westlaw citation is currently available.

United States District Court,
N.D. Illinois,
Eastern Division.
James JACOBS, etc., Plaintiff,
v.
Robert P. BREMNER, et al., Defendants.
No. 05 C 143.

July 20, 2005.

Joseph Henry Bates, J. Allen Carney, Cauley Bowman Carney & Williams LLP, Little Rock, AR, Marvin Alan Miller, Jennifer Winter Sprengel, Matthew Eric Van Tine, Miller Faucher & Cafferty LLP, Chicago, Randall K. Pulliam, Baron & Budd, P.C., Dallas, TX, for Plaintiff.

James L. Thompson, James Kevin McCall, Jenner & Block, LLC, Samuel Seth Cohen, Craig M. White, Wildman, Harrold, Allen & Dixon, Chicago, for Defendants.

MEMORANDUM OPINION AND ORDER

SHADUR, Senior District J.

*1 James Jacobs ("Jacobs") has filed a class-action Complaint against a number of defendants acting as mutual fund directors, advisors and affiliates of the Nuveen Family of Funds. Alleging that defendants failed to ensure that the funds participated in dozens of securities class action settlements for which they were eligible, Jacobs seeks to bring a direct action on behalf of all shareholders in a number of the Nuveen funds, including some other than those in which he has invested.

In particular Jacobs asserts five claims: (1) state law breach of fiduciary duty, (2) state law negligence, (3) violation of Section 36(a) of the Investment Company Act of 1940 ("Act"), [FN1] (4) violation of Section 36(b) and (5) violation of Section 47(b). Federal jurisdiction is proper under the Act and 28 U.S.C. § 1331(a), and supplemental jurisdiction extends to the state law claims under 28 U.S.C. § 1367(a) ("Section 1367(a)") because they arise out of a common nucleus of operative fact.

FN1. As do virtually all other opinions involving the Act, this opinion will refer to its relevant provisions by their original internal section numbers--15 U.S.C. § 80a-35(a) as "Section 36(a)," 15 U.S.C. § 80a-35(b) as "Section 36(b)," and 15 U.S.C. § 80a-46(b) as "Section 47(b)"--rather than their codified numbers in Title 15.

Defendants have responded with a Fed.R.Civ.P. ("Rule") 12(b)(6) motion challenging the legal sufficiency of all five counts. For that purpose the plaintiff's allegations, coupled with reasonable inferences, must be accepted as true (*Bressner v. Ambroziak*, 379 F.3d 478, 480 (7th Cir.2004), and dismissal is warranted only "if it is clear that no relief could be granted under any set of facts that could be proved consistent with the allegations" (*Hishon v. King & Spalding*, 467 U.S. 69, 73 (1984)). For the reasons stated in this opinion, (1) the motion is granted in its entirety as to Jacobs' federal claims and (2) the state claims are dismissed without prejudice, so that the action itself is dismissed.

Before this Court turns to the substance of each of Jacobs' federal claims, one preliminary matter requires attention. Defendants argue that Jacobs lacks standing to bring claims on behalf of investors in funds that Jacobs admits that he does not own and has never owned. That issue would require immediate resolution before any consideration of the merits if it applied to *all* of Jacobs' claims, for a ruling adverse to Jacobs on that score would negate the existence of federal subject matter jurisdiction (*Steel Co. v. Citizens for a Better Env't*, 523 U.S. 83, 93-102 (1998)).

But it is undisputed that Jacobs invested in, and therefore does have standing to sue on behalf of all investors in, the Nuveen Large-Cap Value Fund (J. Mem. 5; D. Mem. 3), [FN2] and that means this Court can consider the merits of Jacobs' claims at least as to that fund. And because analysis leads to the conclusion that Jacobs' federal claims must be dismissed, the question of standing as to the other funds is rendered moot.

FN2. References to the parties' submissions take the form "J." (for Jacobs, of course) and "D." (for defendants).

Section 36(a)

In relevant part Section 36(a) provides:

> The [Securities and Exchange] Commission is authorized to bring an action in the proper district court of the United States...alleging that a person serving or acting in one or more of the following capacities has engaged within five years of the commencement of the action or is about to engage in any act or practice constituting a breach of fiduciary duty involving personal misconduct....

*2 As a threshold matter defendants argue that the clear statutory language does not permit Jacobs rather than the Commission to initiate a Section 36(a) claim. Beyond that, defendants submit that none of the conduct that Jacobs has alleged constitutes "a breach of fiduciary duty involving personal misconduct." Each of those contentions will be discussed in turn.

Private Right of Action

As with many statutes, the plain text of Section 36(a) does not explicitly provide for a private right of action. Nevertheless "[f]ederal courts have widely implied private causes of action under the ICA [Act] for over thirty years," and that general willingness extends to Section 36(a) (*In re Nuveen Fund Litig.,* No. 94 C 360, 1996 WL 328006, at *5 (N.D. Ill. June 11) (collecting cases); see also J. Mem. 12 n.8).

To justify finding a private right of action in the absence of specific statutory language, courts have typically relied on the legislative history of amendments to the Act. For example, Congress amended the Act in 1980 to ensure that all of its protections and provisions would apply to business development companies as well as to mutual funds and investment companies. In the course of doing so, the House Committee commented specifically on a private right of action under Section 36(a) (H.R.Rep. No. 96-1341, 96th Cong., 2d Sess. 28-29 (1980), *reprinted in* 1980 U.S.C.C.A.N. 4800, 4811 (footnotes omitted)):

> The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class of persons protected by the statutory provision in question. Such a right would be consistent with and further Congress' intent in enacting that provision, and where such actions would not improperly occupy an area traditionally the concern of state law. In appropriate instances, for example, breaches of fiduciary duty involving personal misconduct should be remedied under section 36(a) of the Investment Company Act. With respect to business development companies, the Committee contemplates suits by shareholders as well as by the Commission, since these are the persons the provision is designed to protect, and such private rights of action will assist in carrying out the remedial purposes of section 36.

Even before that, the Senate had addressed the issue of private rights of action under Section 36(a) in the course of adding Section 36(b) to the Act in 1970. Because the latter provision expressly includes a private right of action, the Senate Report went out of its way to head off any potential expressio unius argument by explaining that the provision of a private right of action in Section 36(b) "should not be read by implication to affect" the practice of implying a private right of action under 36(a) (S.R.Rep. No. 91-184, 91st Cong., 1st Sess. 16 (1970), *reprinted in* 1970 U .S.C.C.A.N. 4897, 4931; see also *Fogel v. Chestnutt,* 668 F.2d 100, 111-12 (2d Cir.1981)).

*3 Defendants contend that two Supreme Court cases of the past decade or so--*Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.,* 511 U.S. 164 (1994) and *Alexander v. Sandoval,* 532 U.S. 275 (2001)--require a change in the prevailing practice. Both cases expressed concern that judges may overreach by inferring legislative intent from Congress' silence or failure to act. But even though the circumstances of this case might perhaps be reasonably distinguished from *Central Bank* and *Sandoval,* dismissal is required when last month's opinion in *Exxon Mobil Corp. v. Allapattah Servs., Inc.,* 125 S.Ct. 2611 (2005) is added to the mix. [FN3]

FN3. Neither counsel can of course be criticized for inattention to *Exxon Mobil,* which was handed down after briefing on the current motion had been completed.

Central Bank criticized the practice of using congressional inaction to infer acquiescence in the prevailing legal landscape. In deciding whether Section 10(b) of the Securities Exchange Act of 1934 encompassed aiding and abetting liability, the Court (511 U.S. at 186) acknowledged that courts had long interpreted Section 10(b) to cover such liability and that Congress had never overturned those decisions through amendment. Even so, *Central Bank, id.* at 186-87 ultimately gave little weight to arguments based on acquiescence because "[i]t does not follow...that Congress' failure to overturn a statutory precedent is reason for this Court to adhere to it" (*id.* at 186).

But other portions of *Central Bank* make clear that

its rejection of an acquiescence argument was not absolute. For example, the Court noted that the relevant committee reports made only "oblique references to aiding and abetting liability" and that competing arguments from the legislative history in that case "would not point to a definitive answer" (*id.* at 185, 187). And that of course left open the possibility that different circumstances might lead to different conclusions.

Section 36(a) clearly presents a different circumstance. In stark contrast to the Section 10(b) situation, the legislative history as to private rights of action under Section 36(a) contains specific and affirmative statements of intent. Thus the Court's legitimate concern about implying congressional intent on the basis of mere inaction or "failure to overturn statutory precedent" is not in issue here. For that reason, *Central Bank* has not itself deterred courts from continuing to imply private rights of action under Section 36(a) (see, e.g., Nuveen, 1996 WL 328006, at *6).

Sandoval presents a higher hurdle. Picking up on the general tone of *Central Bank,* the Court there (532 U.S. at 287) quotes this passage from Justice Scalia's concurring opinion in *Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson,* 501 U.S. 350, 365 (1991) in addressing the particular issue of private rights of action and concluding that courts must not imply such rights in the absence of specific statutory authorization:

> Raising up causes of action where a statute has not created them may be a proper function for common-law courts, but not for federal tribunals.

*4 Hence restraint must be exercised even though creating a private right of action might create a good fit with the policy goals of the statute (*id.* at 286-87). And it must be exercised even if the statute was enacted before *Cort v. Ash,* 422 U.S. 66, 78 (1975), when Congress might reasonably have expected such rights to be implied freely (*Sandoval,* 532 U.S. at 287-88).

In short, *Sandoval, id.* at 288 establishes that the text of the statute-- and not any "contemporary legal context"--must be the touchstone of any private right of action. Because the text of Section 36(a) does not explicitly include a private right of action, defendants contend that *Sandoval* applies and the previously implied right should be disavowed. And some post-Sandoval cases have bought that argument as to provisions of the Act--one a recent District Court opinion dealing with Section 36(a)(*Mutchka v. Harris,* No. SACV0534JVSANX, 2005 WL 1414304, at *4 (C.D. Cal. June 8)).

But as was true of *Central Bank,* the principles at play in *Sandoval* do not graft seamlessly onto the present circumstances. In particular, *Sandoval* 's special concern with courts making an unchecked policy judgment that an implied private right of action would be consistent with the general purpose of the statute is not implicated as to Section 36(a). As to that provision, the basis for the implied action is not mere congressional silence or acquiescence, but rather repeated and specific pronouncements of intent. Silence in the face of legal context is not the same as repeated specific statements of intent, and although *Central Bank* and *Sandoval* clearly forbid courts from relying on the former, the latter might nevertheless remain acceptable even after those cases because it does not involve unguided judicial decisionmaking.

But any such possibility was effectively extinguished by *Exxon Mobil,* which teaches that even affirmative statements of specific intent in congressional committee reports are impotent in the face of unambiguous statutory language. *Exxon Mobil* addressed a conflict between unambiguous statutory language and an unambiguous statement of congressional intent in the course of resolving whether Section 1367(a) confers jurisdiction in class actions where some but not all of the class members meet the amount-in-controversy requirement. Its approach to that conflict dictates the outcome here.

Section 1367 was adopted in 1990 in direct response to the year-old decision in *Finley v. United States,* 490 U.S. 545 (1989). And the House Judiciary Committee Report--which was also adopted by the Senate--stated expressly that Section 1367(b) was "not intended to affect the jurisdictional requirements of [28 U.S.C. § 1332] in diversity-only class actions, as those requirements were interpreted prior to *Finley* " (H.R.Rep. No. 101-734, 101st Cong., 2d Sess. 29 (1990), *reprinted in* 1990 U.S.C.C.A.N. 6860, 6875). On that score the Report, *id.* at 29 n.17 specifically cited *Zahn v. Int'l Paper Co.,* 414 U.S. 291 (1973) as an example of such unaffected requirements. Thus Congress directly anticipated the question later at issue in *Exxon Mobil* and left a "virtual billboard of congressional intent" as to how that question should be resolved (*Exxon Mobil,* 125 S.Ct. at 2630 (Stevens, J., dissenting)). [FN4]

> FN4. Despite the above-quoted Committee Report language and despite Justice Stevens' characterization (which is persuasive to this

Court, for what little that may be worth), the *Exxon Mobil* majority said it did not consider the legislative history unambiguous. For example, even though the Committee Report stated that *Zahn* would remain intact, Justice Kennedy noted for the Court that the Subcommittee Working Paper "observed in a footnote that its proposal would overrule *Zahn* and that this would be a good idea..." and concluded that "[t]rying to figure out how to square the Subcommittee Working Paper's understanding with the House Report's understanding, or which is more reflective of the understanding of the enacting legislators, is a hopeless task" (*Exxon*, 125 S.Ct. at 2626-27). It is frankly troubling to this Court to ascribe ambiguity to a mere footnote in a preliminary document such as a subcommittee's working paper, when it is the official Committee Reports that are normally thought of as constituting the official evidence as to the legislative branch's final product. But in all events the Court majority did not rest its outcome on that conclusion, instead making it clear that recourse to the legislative history was not in order "simply because § 1367 is not ambiguous" (*id.* at 2625).

*5 Even so, the *Exxon Mobil* majority resolved the question in precisely the opposite direction. In its view the plain terms of Section 1367(b) overruled *Zahn,* and no legislative history can undo what the plain language of a statute accomplishes. In short, *Exxon Mobil* declares that it is impermissible to consult legislative history when the statutory language is unambiguous.

After *Exxon Mobil,* there is simply no room to imply a private right of action under Section 36(a). Even were *Central Bank* and *Sandoval* to be discounted on the basis that they were concerned primarily with interpreting congressional silence, *Exxon Mobil* forecloses any possibility of using Section 36(a)'s clear legislative history to create a private right of action where the unambiguous statutory language creates none. Because the plain statutory text of Section 36(a) provides a right of action only for the SEC, the inquiry as to whether a private right of action exists ends there and must be answered in the negative. And because that answer leaves Jacobs without standing to bring suit under Section 36(a), his claim under that provision must be and is dismissed.

Personal Misconduct

What has just been said is enough to dispatch Jacobs' Section 36(a) claim. But lest Jacobs think that he was simply the victim of bad timing because of the interposition of the *Exxon Mobil* decision, it is worth a moment or two to explain why his Section 36(a) claim also fails for the additional reason that he has not sufficiently alleged "personal misconduct" on the part of defendants. Jacobs views "personal misconduct" as encompassing general nonfeasance of a fiduciary duty (J. Mem.13). But that position is not consistent with either the legislative history or the statutory text of Section 36(a), both of which point toward a significantly more limited construction.

As for the legislative history, it does not at all support the notion that Congress intended Section 36(a) to provide a general remedy for all breaches of fiduciary duties. As *Daily Income Fund, Inc. v. Fox,* 464 U.S. 523, 536 (1984)(quoting *Burks v. Lasker,* 441 U.S. 471, 480 (1979)) has explained, Congress' concerns in the Act were much more specific, focusing on "conflicts of interest" and abuse of trust rather than on mere ineptitude:

> Congress adopted the ICA because of its concern with "the potential for abuse inherent in the structure of investment companies."

In light of those concerns, courts have typically read Section 36(a) claims to require "some sort of element of self-dealing" (*In re Nuveen Funds Litig.,* 1996 WL 328006, at *10-12). [FN5]

FN5. Although a 1970 amendment to the Act revised the language of Section 36(a), that revision provides no comfort to Jacobs. Congress there changed the applicable standard from "gross misconduct" to "personal misconduct," but nothing in that change suggests any intention to abandon the established "self-dealing" baseline in favor of a new standard embracing generic breaches of fiduciary duties.

In his effort to recast the legislative history to support a broader view of "personal misconduct," Jacobs points to snippets from some committee reports issued during congressional consideration of amendments to the Act. But in each such instance a reading of the full passage in the report, from which he has quoted only selectively, confirms rather than negating Congress' primary concern with conflicts of interest, enrichment at the expense of investors and self-dealing.

*6 Nothing in the legislative history that Jacobs addresses reflects a desire to reach out via Section 36(a) to generic fiduciary breaches that do not implicate such policies. And given that "Congress enacted the ICA in order to insure against the investment adviser using its position of power to further its self-interest at the expense of the investment company it manages" (*In re Nuveen Fund Litig.*, 1996 WL 328006, at *12), the legislative history--viewed fairly and as a whole--does not support Jacobs' sweeping expansion of the scope of Section 36(a).

Textual analysis leads to the same conclusion. After all, the statutory reference to "a breach of fiduciary duty involving personal misconduct" would be patently redundant if "personal misconduct" were read to encompass any general breach of a fiduciary duty. And that would run afoul of the basic principle that statutory language should be interpreted to avoid superfluity (see, e.g., *Ratzlaf v. United States*, 510 U.S. 135, 140-41 (1994)). On its face, then, the statute recognizes the existence of--but does not itself encompass--some breaches of fiduciary duties that do *not* "involv[e] personal misconduct."

Section 36(b)(1), a neighboring subsection of the Act, again reinforces that distinction:

> It shall not be necessary to allege or prove that any defendant engaged in personal misconduct, and the plaintiff shall have the burden of proving a breach of fiduciary duty.

That section also makes sense only if "personal misconduct" is a subset of, rather than coterminous with, "a breach of a fiduciary duty."

At the end of the day, Jacobs' attempt to broaden the reach of Section 36(a) to include general nonfeasance of a fiduciary duty is unavailing. Congress plainly did not create Section 36(a) as a catchall for any fiduciary breach. For that reason the prevailing caselaw has read "personal misconduct" to require some showing of self-dealing. Jacobs has advanced no such allegations, instead setting out a garden-variety fiduciary claim, which remains the domain of state law.

In sum, not just one but two independent grounds call for the rejection of Jacobs' Section 36(a) claim. It is dismissed.

Section 36(b)

Section 36(b) creates "a fiduciary duty with respect to the receipt of compensation for services." Jacobs urges that a breach of a fiduciary duty while in performance of a service contract for fees violates that provision, so that defendants are "not entitled to any compensation from Plaintiff and the class" (J. Mem.14).

Jacobs has framed his Section 36(b) claim as a direct action against defendants (J. Mem.8-11). Because Section 36(b) speaks in terms of an action "by a security holder of such registered investment company on behalf of such company," some courts have read that language as referring to derivative actions (see *Burks*, 441 U.S. at 477, 484; *Olmsted v. Pruco Life Ins. Co.*, 283 F.3d 429, 433 (2d Cir.2002))--or even as limiting the availability of relief under Section 36(b) to derivative actions alone (*Mutchka*, 2005 WL 1414304, at *3).

*7 Such a limited reading might perhaps cut Jacobs' Section 36(b) claim off at the pass. But our Court of Appeals has said that even though the statutory text does not appear to permit direct claims, the determination of what constitutes a claim "should generally draw upon state corporation law" (*Boland v. Eagle*, 113 F.3d 706, 715 (7th Cir.1997)). If then Massachusetts law would conceptualize the rights and injuries asserted by Jacobs as derivative, Section 36(b)'s language could perhaps accommodate that definition so long as doing so would still be consistent with the Act's general purpose of providing shareholder relief (see *Strougo v. Bassini*, 282 F.3d 162, 176-77 (2d Cir.2002)).

But no such inquiry is needed here, for in any event Jacobs' purported Section 36(b) claim is fatally deficient in a key respect: It is clearly outside the scope of that section as defined by *Green v. Nuveen Advisory Corp.*, 295 F.3d 738 (7th Cir.2002). *Green* involved a shareholders' suit brought under Section 36(b) against the advisors of a closed-end bond fund on the ground that the advisors' compensation plans contained terms that unlawfully created a financial incentive to increase the fund's leverage without considering whether the fund would benefit. Even if an inherent conflict of interest could be said to exist, *Green*, 295 F.3d at 743-44 nevertheless held that Section 36(b) would not be the proper avenue for relief unless the plaintiff were to allege that the action was taken in an effort to pump up fees. [FN6]

FN6. And that means that if actual abuse exists--for example, if the advisor increased the fund's leverage (and thus its fees) even though it knew the fund would suffer--any lawsuit on behalf of the shareholders would raise two distinct issues: one pertaining to "the receipt of fees and the compensation structure," and another pertaining to "the leveraging decision" itself (*id.* at 743 n.8).

Essentially *Green* delineated the limits of Section 36(b) by construing it in connection with Section 36(a): It viewed complaints about the terms of the compensation agreement as the province of Section 36(b), whereas "fund mismanagement issues are within the purview of § 36(a)" (*id.* at 744 n.9). Or put differently, if a complaint's allegations pertain to a substantive investment decision rather than to the structure of the compensation plan, then Section 36(b) is an improper basis for the claim and a plaintiff should instead "seek recourse under other sections of the ICA, or alternatively under state law" (*id.* at 744 (internal quotation marks omitted)).

Here Jacobs' "real complaint" is that defendants made a poor management decision by failing to participate in dozens of settlement agreements for which some fund was eligible, and he has not alleged any inherent improprieties in the compensation agreement itself. In terms of the *Green* dichotomy, that means his allegations of mismanagement can be addressed in federal terms only under Section 36(a), if at all. [FN7]

FN7. Defendants' related argument that Jacobs' Section 36(b) claim is doomed because it does not allege excessive compensation relative to services rendered goes nowhere. *Green*, 295 F.3d at 743 n.8 expressly declined to follow other Courts of Appeals that have required specific factual allegations of excessive fees to state a valid Section 36(b) claim. So defendants' attempted reliance (D.Mem.8-9, D.R. Mem.11-12) on *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir.2001) and *Gartenberg v. Merrill Lynch Asset Mgmt.*, 694 F.2d 923 (2d Cir.1982)--both of which held that plaintiffs must allege facts relating to the relationship between fees and services and both of which were rejected by *Green*--is misplaced.

As a final note, it bears mention that the textual and legislative history arguments previously addressed as to Jacobs' unsuccessful Section 36(a) claim have equal force as to Section 36(b). Only a brief recap is needed in that regard.

As to the statutory text, just as turning Section 36(a) into a catchall for general breaches of fiduciary duty would render the "personal misconduct" term surplusage, turning Section 36(b) into a catchall for breaches of fiduciary duties would render the "compensation for services" language unnecessary. Advisors do not work for free, so any breach of a fiduciary duty will automatically relate to compensation at some basic level. If the intention had been to allow all fiduciary breaches to be remedied under Section 36(b), there would be no need for a special category of "a fiduciary duty with respect to the receipt of compensation for services." But just such a category is statutorily specified, and that shows the broad interpretation sought by Jacobs is at odds with the statutory design.

***8** As for legislative history, *Green*, 295 F.3d at 743 (citations omitted) concluded that both Sections 36(a) and 36(b) were motivated by the same preoccupation with self-dealing:

> By passing § 36(b), [Congress] attempted to diminish the risk of adviser self-dealing under the predominant industry practice....

Because Jacobs does not allege any form of self-dealing in any respect, the concerns that prompted Congress to amend the Act to add Section 36(b) are absent. In the context of all the factors at play, that also mitigates against expanding Section 36(b)'s scope to cover general breaches of fiduciary duty.

In short, Jacobs' Section 36(b) claim is clearly at odds with *Green*, and it must be dismissed on that basis alone. Elementary principles of statutory construction as well as analysis of the legislative history highlight additional problems with Jacobs' attempts to extend Section 36(b) to reach the facts that he has alleged. For all of those reasons, his Section 36(b) claim is dismissed as well. [FN8]

FN8. Lastly in that respect, because the flaws identified here would not be resolved if Jacobs were to attempt to replead a derivative action, his Section 36(b) claim is dismissed without leave to replead.

Section 47(b)

Both parties agree that Section 47(b) provides a remedy only for the violation of some other section of the Act (J. Mem.15, D.R. Mem.13). Because Jacobs' claims under both Section 36(a) and 36(b) have succumbed, there can be no viable Section 47(b) claim. It too is dismissed.

State Law Claims

When all federal claims are dismissed before trial, *United Mine Workers v. Gibbs*, 383 U.S. 715, 716

(1966) authorizes dismissal without prejudice of any remaining state claims so that those claims can be pursued in state court. Indeed, in the absence of countervailing conditions--for example, the presence of one of the three exceptions identified in *Wright v. Associated Ins. Cos.*, 29 F.3d 1244, 1251-52 (7th Cir.1994)--that course is generally preferred (*id.*). Accordingly Jacobs' asserted state law claims of negligence and breach of fiduciary duty are dismissed without prejudice.

Conclusion

Jacobs has failed to bring any proper claim under the Act. Neither Section 36(a) nor Section 36(b) encompasses the garden-variety claim of breach of fiduciary duty that he has asserted. And without a predicate violation under one of those two provisions, Section 47(b) is not in play either. Consequently defendants' Rule 12(b)(6) motion is granted as to all federal claims, which are dismissed with prejudice, while Jacobs' state claims are dismissed without prejudice. [FN9]

FN9. Because this opinion marks the swan song of this Court's outgoing law clerk Samuel Jordan, III in terms of providing input at the District Court level (though Sam is currently working on a draft of a Court of Appeals opinion), this Court would be remiss if it failed to acknowledge his splendid work throughout the year now ending. During the year Sam's work in generating draft opinions and discharging all of the other clerkship responsibilities has been impeccable. Having said that, this Court hastens to add that if the final work product that has resulted from its own sentence by sentence (indeed, word by word) vetting of any of the draft opinions generated by Sam contains errors, they are to be placed at this Court's doorstep and not his.

2005 WL 1719307 (N.D.Ill.)

END OF DOCUMENT